Exhibit 99.1

EPL Intermediate, Inc. Announces Results for the
Year Ended December 31, 2008

        COSTA MESA, CA -- (BUSINESS WIRE) - March 30, 2009 - EPL Intermediate, Inc. (“El Pollo Loco” or the “Company”), parent company of El Pollo Loco, Inc., today reported results for its year ended December 31, 2008.  For purposes of simplicity, the Company has described the fiscal years ended December 31, 2008 and December 26, 2007 as December 31, 2008 and December 31, 2007, respectively.

El Pollo Loco reported operating revenue for the year ended December 31, 2008 of $298.9 million, which is an increase of $19.9 million, or 7.1%, over operating revenues for the year ended December 31, 2007 of $279.0 million. Operating revenue includes sales from company-owned stores and revenue earned from our franchise activities.  The increase in company-operated restaurant revenue is attributed to several factors, including growth in the number of new company and franchise-operated restaurants; price increases of 2.0% and 1.2% in January and October, respectively, and 0.5% in smaller increases taken at different times in 2008; an extra week of sales in 2008 compared to 2007 due to our 53/52 week years; and a 0.2% increase in same-store sales. El Pollo Loco was able to achieve growth in company-operated restaurant revenue despite a transaction decrease of 1.9%, which reflected the higher unemployment and reduced discretionary spending caused by the current economic crisis.

Same-store sales for the system (includes both company and franchise locations) and company-operated stores both increased a modest 0.2% in 2008, also reflecting the difficult economic environment and intense competition.  Restaurants enter the comparable restaurant base for same-store sales the first full week after that restaurant’s 15-month anniversary.

Changes in operating expenses in 2008 (during which we had as extra week of operations compared to 2007) include:

•	an increase in product cost of $8.2 million, or 10.1%, to $89.4 million for 2008 from $81.2 million for 2007.

Product costs were 32.1% as a percentage of restaurant revenue for 2008 compared to 31.2% for 2007.  The 0.9% increase in 2008 resulted primarily from increases in commodity costs, offset partially by menu price increases taken in 2008.

•
an increase in payroll and benefit expenses of $5.6 million, or 8.3%, to $73.1 million for 2008 from $67.5 million for 2007.  This increase is primarily attributed to more restaurants opened, the additional week of salaries of approximately $1.1 million in 2008 since it was a 53-week year, and the California minimum wage increase effective January 1, 2008.

As a percentage of restaurant revenue, payroll and benefits expenses increased 0.3% to 26.3% for 2008 from 26.0% for 2007.

•
an increase in general and administrative expenses of $9.1 million for the 2008 period due to a $10.7 million expense in the second quarter to settle litigation between El Pollo Loco Mexico, S. A. de C.V. and El Pollo Loco, Inc.  Excluding this settlement expense, general and administrative expense decreased $1.6 million, or 5.3%, to $28.6 million for 2008 from $30.2 million in 2007.

Excluding the settlement expense, general and administrative expense as a percentage of restaurant revenue was 10.3% and 11.6% for 2008 and 2007, respectively.  This percentage decrease in general and administrative expenses was primarily due to a $2.8 million loss recognized in the 2007 period from the sale of eight company restaurants that did not occur in the 2008 period. The decrease was also due to lower bonus expense of $1.9 million as we did not achieve our budget goals in 2008 and decreased expense for outside services of $0.6 million, which is primarily attributed to decreased spending on Sarbanes Oxley compliance.  The decrease in expense was partially offset by a non-cash impairment charge in the current period of $1.9 million, which was recorded by the Company for three under-performing company-operated stores that will continue to operate, and higher salaries and wages of $1.5 million attributed primarily to increased headcount and the additional week of salaries of $0.3 million in 2008 since it was a 53-week year.

Due to the downturn in the economy and its adverse effect on estimated cash flow, and based on an independent valuation of the Company, El Pollo Loco recorded a goodwill impairment of $24.5 million and a $17.6 million impairment of domestic trademarks in 2008.  The impairments recorded in 2008 are non-cash in nature and do not affect our liquidity, cash flows, or compliance with our debt covenants.

Primarily as a result of the litigation settlement and goodwill impairment, operating income (loss) decreased $53.3 million to ($25.1) million for 2008 from $28.2 million for 2007.

Interest expense, net of interest income, decreased $3.2 million, or 10.9%, to $26.0 million in 2008 from $29.2 million in 2007.  During 2008, we repurchased a portion of our 2014 and 2013 Notes, so our average debt balances for 2008 decreased to $251.9 million compared to $262.2 million for 2007, and our average interest rate decreased to 9.81% for 2008 from 10.61% for 2007.

Our provision for income taxes consisted of an income tax benefit of $12.1 million in 2008 compared to income tax expense of $3.1 million in 2007.

As a result of the aggregate of $42.1 million in goodwill and domestic trademarks impairment charges and the $10.7 million litigation settlement expense in 2008, the Company had a net loss for the year ended December 31, 2008 of $39.5 million, or (14.2%) as a percentage of restaurant revenue, compared to a net loss of $4.0 million, or (1.6%), for the year ended December 31, 2007. Excluding these two items, the Company would have had pre-tax net income of $1.3 million compared to the prior year’s pre-tax loss of $0.9 million.

Commenting on the Company’s 2008 results, Stephen E. Carley, president and CEO of El Pollo Loco, Inc., said, “During 2008, we experienced an increasingly difficult economy that drew intense, year round competition from quick service restaurant chains in the form of widespread discounting and value menus.  Despite these challenges, we were able to maintain positive system-wide same-store sales growth for the ninth consecutive year.”

“As we anticipated, 2009 is proving to be even more challenging with further contraction in the economy, a continuing slowdown in consumer spending, accelerating job losses, and the fiercest competition ever for consumers’ shrinking dollars,” said Carley.  “Additionally, restaurant companies continue to face increases in commodity costs, along with higher labor costs due to state and federal minimum wage increases.  While we implemented menu price increases in January and October of 2008 to partially offset these cost increases, if inflationary pressures require more aggressive menu price increases to protect margins, restaurant traffic could continue to be at risk.”

Carley added, “Despite the bleak outlook for the U.S. economy in 2009, we are keenly focused on turning this turbulent time into a defining event that strengthens our brand.  Our focus in 2009 will be on delivering exceptional guest service; designing a compelling and less costly restaurant  prototype to fuel our future growth; developing appealing new products featuring our citrus-marinated, flame–grilled chicken that fit consumers’ changing lifestyles and palates; and introducing promotions that deliver the price-value equation consumers demand during these challenging times.”

Addressing the Company’s expansion, Mr. Carley said, “We continued our restaurant growth in 2008, opening 30 restaurants; nine are company-owned and 21 are franchised locations.  Our 2008 development included our first restaurants in Washington, Oregon, Virginia and Utah.”

El Pollo Loco’s restaurant count changes for 2008 are as follows:

	Company	Franchised Stores	Total
December 31, 2007 Opened Closed	157 9 (1)	232 21 (5)	389 30 (6)
December 31, 2008	165	248	413

In 2009, the Company plans to open only five company owned locations in an effort to conserve capital.  The Company expects only seven franchised restaurants to open in 2009 due in part to the difficulty franchisees are having in obtaining financing.  Mr. Carley noted, “The current economic crisis has also affected our franchisees, many of whom have delayed or reduced the number of new restaurants they plan to open in the future.”

System-wide Sales

Included above is system-wide same-store sales information. System-wide sales are a financial measure that includes sales at all company-owned stores and franchise-owned stores, as reported by franchisees. Management uses system-wide sales information internally in connection with store development decisions, planning and budgeting analyses. Management believes system-wide sales information is useful in assessing consumer acceptance of the Company’s brand and facilitates an understanding of financial performance as the Company’s franchisees pay royalties and contribute to advertising pools based on a percentage of their sales.

Safe Harbor Statement

This news release contains forward-looking statements, which are statements that do not relate solely to historical fact.  They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events.  They may contain words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan,” “will,” “should,” “may,” “could” or words or phrases of similar meaning.  The statements reflect management's current expectations regarding future events.  Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include the adverse impact of economic conditions on our operating results and financial condition, on our ability to comply with our debt covenants and on our ability to refinance our existing debt or to obtain additional financing; our substantial level of indebtedness; food-borne-illness incidents; negative publicity, whether or not valid; increases in the cost of chicken;  our dependence upon frequent deliveries of food and other supplies; our vulnerability to changes in consumer preferences and economic conditions; our sensitivity to events and conditions in the greater Los Angeles area, our largest market; our ability to compete successfully with other quick service and fast casual restaurants; our ability to expand into new markets; our reliance on our franchisees, who have also been adversely impacted by the economic crisis; matters relating to labor laws and the adverse impact of related litigation, including wage and hour class actions; our ability to support our expanding franchise system; our ability to renew leases at the end of their term; the impact of applicable federal, state or local government regulations; our ability to protect our name and logo and other proprietary information; litigation we face in connection with our operations; and other risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission.  Statements about the Company’s past performance are not necessarily indicative of its future results.  The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as the result of new information, future events or otherwise.

About the Company

El Pollo Loco® is the nation’s leading restaurant concept specializing in flame-grilled chicken.  Headquartered in Costa Mesa, California, El Pollo Loco, Inc. operates a restaurant system comprised of 165 company-operated and 248 franchised restaurants (as of December 31, 2008) located primarily in California, with additional restaurants in Arizona, Colorado, Connecticut, Georgia, Illinois, Massachusetts, Nevada, New Jersey, Oregon, Texas, Utah, Virginia and Washington.  El Pollo Loco’s menu features the Company’s signature citrus-marinated, flame-grilled chicken in individual and family-size meals, along with a variety of contemporary, Mexican-inspired entrees containing the Company’s signature chicken as the central ingredient, including its specialty Pollo Bowl® entrees, pollo salads, signature grilled burritos, tacos, and Chicken Tortilla Soup.  Chicken meals are served with a choice of corn or flour tortillas, freshly-prepared salsas and an assortment of side orders.  For more information about the Company, visit www.elpolloloco.com.

###

Contacts:	Gary Campanaro	Julie Weeks
	Chief Financial Officer	Vice President of Communications
	El Pollo Loco, Inc.	El Pollo Loco, Inc.
	714.599.5155	714.599.5150
	gcampanaro@elpolloloco.com	jweeks@elpolloloco.com

Summary Financial Information

EPL INTERMEDIATE, INC.
(A Wholly Owned Subsidiary of El Pollo Loco Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands)

	Years Ended
	December 27,	December 26,	December 31,
	2006	2007	2008
OPERATING REVENUE:
Restaurant revenue	$242,571	$259,987	$278,343
Franchise revenue	17,317	19,038	20,587

Total operating revenue	259,888	279,025	298,930

OPERATING EXPENSES:
Product cost	76,151	81,233	89,442
Payroll and benefits	61,601	67,545	73,139
Depreciation and amortization	10,333	11,947	13,007
Other operating expenses	81,281	90,074	106,304
Goodwill and domestic trademarks impairment	-	-	42,093

Total operating expenses	229,366	250,799	323,985

OPERATING INCOME (LOSS)	30,522	28,226	(25,055)

INTEREST EXPENSE--Net of interest income
of $413, $384 and $260 for the periods ended
December 27, 2006, December 26, 2007
and December 31, 2008 respectively	28,813	29,167	26,003

OTHER EXPENSE	-	-	2,043

OTHER INCOME	-	-	(1,570)

INCOME (LOSS) BEFORE PROVISION
FOR INCOME TAXES	1,709	(941)	(51,531)

PROVISION (BENEFIT) FOR INCOME TAXES	1,072	3,093	(12,050)

NET INCOME (LOSS)	$637	$(4,034)	$(39,481)

	Fiscal Years
	2006	2007	2008
Income Statement Data:
Restaurant revenue	100.0%	100.0%	100.0%
Product cost	31.4	31.2	32.1
Payroll and benefits	25.4	26.0	26.3
Depreciation and amortization	4.3	4.6	4.7
Other operating expenses	33.5	34.6	38.2
Operating income (loss)	12.6	10.9	(9.0)
Interest expense	11.9	11.2	9.3
Income (loss) before income taxes	0.7	(0.4)	(18.5)
Net income (loss)	0.3	(1.6)	(14.2)
Supplementary Income Statement Data:
Restaurant other operating expense	21.0	21.6	22.6
Franchise expense	1.4	1.4	1.5
General and administrative expense	11.1	11.6	14.1
Total other operating expenses	33.5	34.6	38.2